CAPE COASTAL TRADING CORPORATION

8550 West Bryn Mawr
Suite 200
Chicago, Illinois  60631
(773) 272-5000

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about January 21, 2006, to holders of record on January 12, 2006, of shares of Common Stock (“Common Stock”) of Cape Coastal Trading Corporation, a Delaware corporation (the “Company”) in connection with the change in membership of the Board of Directors of the Company in conjunction with the completion of the merger between a wholly-owned subsidiary of the Company and uBid, Inc. (“uBid”), with uBid as the surviving entity. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

Geoffrey Alison, who was our sole director on December 15, 2005, appointed Robert Tomlinson to the Board of Directors to fill one of the vacancies and then on December 29, 2005, resigned from the Board to be effective ten days after the date this Information Statement is filed. Also effective ten days after the date this Information Statement is filed, Mr. Tomlinson will appoint Stuart Romenesko to fill one of the six vacancies on the Board. The remaining five vacancies will be filled upon finding suitable candidates.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On December 29, 2005 (the “Closing Date”), the Company, uBid Acquisition Co., Inc. (then a wholly-owned subsidiary of the Company) (“Acquisition Sub”) and uBid entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”). The Merger Agreement was filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 5, 2006. On the Closing Date, Acquisition Sub merged with and into uBid, with uBid remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). On the Closing Date, the holders of uBid’s issued and outstanding capital stock before the Merger surrendered all of the issued and outstanding capital stock of uBid and received 8,800,000 shares of Common Stock, with up to 2,666,667 shares of such Common Stock subject to redemption. The stockholders of the Company before the Merger retained 599,333 shares of Common Stock.

Also on the Closing Date, the Company, uBid and a group of accredited investors entered into a Securities Purchase Agreement, a form of which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 5, 2006. Under the Securities Purchase Agreement, the investors named therein purchased 10,000,000 shares of Common Stock and warrants to acquire 2,500,000 shares of Common Stock. Consideration for the investors’ purchases totaled $45 million, of which $29.5 million were cash proceeds and $15.5 million consisted of cancellation of debt.

As a result of the Merger and the transactions contemplated by the Securities Purchase Agreement, the stockholders of the Company before the Merger now own approximately 3% of the issued and outstanding shares of Common Stock and the uBid stockholders and new investors own approximately 97% of the Company’s issued and outstanding Common Stock.

On December 15, 2005, Geoffrey Alison, the sole director of the Company at that time, appointed Robert Tomlinson, the President and Chief Executive Officer of uBid as a director of the Company. On the Closing Date,

Geoffrey Alison tendered a resignation from the Board of Directors that will be effective ten days after this Information Statement is filed. Effective ten days after the date this Information Statement is filed, Mr. Tomlinson will appoint Stuart Romenesko to fill one of the six vacancies on the Board. The Company expects that its Board of Directors will consist of seven members. The Company is currently seeking additional qualified members and plans to appoint the remaining five members as soon as reasonably practicable.

These transactions are discussed in greater detail in the Company’s Current Report on Form 8-K filed with the SEC on January 5, 2006.

TERMS OF THE PRIVATE PLACEMENT OFFERING AND MERGER

On the Closing Date, the holders of uBid’s issued and outstanding capital stock before the Merger surrendered all of the issued and outstanding capital stock of uBid and received 8,800,000 shares of Common Stock, with up to 2,666,667 of such shares of Common Stock subject to redemption by uBid (the “Redemption Shares”). The stockholders of the Company before the Merger retained 599,333 shares of Common Stock.

The Merger Agreement contains customary representations, warranties and covenants. The Merger Agreement provides for a post-closing adjustment to be applied in the event of any breach of the Merger Agreement by the Company which is discovered during the two year period after the Closing Date. The post-closing adjustment provides for an increase in the number of shares of Common Stock issued to uBid’s stockholders in connection with the Merger of up to a number of shares of Common Stock representing not more than 5% of the shares of Common Stock issued and outstanding after giving effect to the Transactions (as defined below).

The Merger will be treated as a recapitalization of uBid for financial accounting purposes. Accordingly, the historical financial statements of the Company before the Merger will be replaced with the historical financial statements of uBid before the Merger (including, when applicable, the historical financial statements of uBid’s predecessor company) in all future filings with the Securities and Exchange Commission.

The Offering

The Company made a private offering of up to 13,000,000 units (“Units”) consisting of one share of Common Stock and a warrant to acquire ¼ of a share of Common Stock for five years at a purchase price of $5.85 per share (the “Offering”). On the Closing Date, the Company, uBid and a group of accredited investors entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), a form of which is attached as an exhibit to Form 8-K filed with the Securities and Exchange Commission on January 5, 2006, available electronically on EDGAR at www.sec.gov and incorporated herein by reference. The minimum number of Units that was required to be sold in order for the Offering to close was 10,000,000 Units (the “Minimum”), with a maximum of 13,000,000 Units (the “Maximum”) offered for sale. Pursuant to the Securities Purchase Agreement, on the Closing Date of the Merger, the investors collectively purchased 10,000,000 Units for total consideration of $45 million (the “First Closing”). The investors participating in the First Closing hold 10,000,000 shares of Common Stock and warrants to acquire 2,500,000 shares of Common Stock. The transactions contemplated by the Securities Purchase Agreement and the securities purchased thereunder, are exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D as promulgated by the SEC. The Merger, the Offering and the other transactions related thereto are collectively referred to herein as the “Transactions.”

Certain investors in the First Closing held notes issued by uBid. Rather than accepting cash as consideration for the Units acquired by those investors, the Company instead agreed to cancel the existing notes. The cancelled notes included $5.0 million of bridge notes due to two institutional investors, $5.0 million of notes issued to Petters Group Worldwide, LLC (“Petters Group”) and $5.5 million of notes issued to Petters Company, Inc. Before the Merger, Petters Group was the majority owner of uBid’s voting stock and is a significant owner of our Common Stock after the Merger and the First Closing. Petters Company, Inc. is an affiliate of Petters Group. The Petters Group and Petters Company, Inc. debt was scheduled to mature in March, 2006 and had an annual interest rate of 14%. The bridge notes were due on the earlier of the Closing Date or March 31, 2006 and had an annual interest rate of 12%. Accordingly, consideration for the $45 million of Units in the First Closing consisted of $29.5 million in cash proceeds and $15.5 million in cancellation of debt. The cash proceeds were used to pay $4.15 million of transaction costs incurred by CCTR and uBid, to provide a $5.0 million deposit as a restricted cash security for Banco Popular North America (“Banco Popular”) to release Petters Group and its affiliate from their guarantee obligations under a related letter of credit, and to retire $5.0 million of debt due to Lancelot Investors Fund, L.P. with the remainder retained for general working capital purposes.

It is contemplated that there may be a second closing related to the sale of additional Units to accredited investors, which would occur, if at all, no later than 40 days after the First Closing (the “Second Closing”). The date which is 40 days after the First Closing is referred to herein as the “Termination Date.” The Second Closing would be for a maximum of 3,000,000 Units consisting of 3 million shares of Common Stock and warrants to purchase 750,000 shares of Common Stock. If the Second Closing occurs and if the Maximum is sold, (1) all of the Redemption Shares held by the uBid stockholders will be redeemed by uBid at a redemption price of $4.50 per share and (2) uBid will issue 600,667 shares of Common Stock to Calico Capital Partners (“Calico”), uBid and the Company’s financial advisor. If the Second Closing occurs, but less than the Maximum is sold, (1) 600,667 shares of Common Stock will be issued to certain uBid pre-Merger stockholders and (2) only a portion of the Redemption Shares will be redeemed at the redemption price of $4.50 per share from various uBid pre-Merger stockholders.

The Bridge Notes

On October 3, 2005, uBid issued unsecured promissory notes in the aggregate amount of $5.0 million (the “Bridge Notes”) to two institutional investors (collectively, the “Note Holders”). In connection with the issuance of the Bridge Notes, the Company, upon the First Closing, issued the Note Holders warrants to purchase 333,333 shares of Common Stock for a period of three years at a purchase price of $4.50 (the “Note Holder Warrants”). On the Closing Date, the Bridge Notes were exchanged for 1,111,111 of the 10,000,000 Units sold in the First Closing at a rate of $4.50 per share.

Use of Proceeds

The net cash proceeds received in this Offering are expected to be used as follows:  (1) to pay $15.5 million existing debt of uBid to related parties; and (2) $20.0 million for general working capital purposes. Any additional net proceeds are expected to be used to redeem up to 2,666,667 shares of Common Stock held by uBid Stockholders at a redemption price of $4.50 per share. Any proceeds from the exercise of warrants are expected to be used by the Company for general working capital.

Registration Rights

The Company has agreed to file, within 45 days of the Closing Date, a registration statement registering for resale the shares of Common Stock acquired by the investors, the shares of Common Stock underlying the warrants acquired by the investors, the shares of Common Stock retained by the Company’s stockholders that have not already been registered, the shares issued to uBid stockholders in the Merger (which remain issued and outstanding after the Termination Date), the shares of Common Stock underlying the warrants issued to the Placement Agents and the shares of Common Stock underlying the warrants issued to the Note Holders. As discussed below, the shares of Common Stock issued to uBid stockholders in connection with the Merger are subject to a lockup agreement.

Lockup Agreement

The pre-Merger uBid stockholders have agreed not to offer, pledge, sell, contract to sell or grant any option to purchase, or otherwise transfer or dispose of, directly or indirectly, shares of Common Stock or any securities convertible into or exercisable for shares of Common Stock for a period ending on the earlier of (1) the 12 month anniversary of the Closing Date; (2) any time following the date on which the sale price of the Common Stock for any 20 days out of a 30-day trading period is greater than 150% of $4.50 as equitably adjusted for stock splits and the like from and after the Closing Date, and (3) the Common Stock is listed on NASDAQ National Market, the American Stock Exchange or the New York Stock Exchange.

Agreement of Directors to Resign

On December 15, 2005, Geoffrey Alison, the sole director of the Company, appointed Robert Tomlinson, the President and Chief Executive Officer of uBid, as a director of the Company. On the Closing Date, Geoffrey Alison tendered a resignation from the Board of Directors that will be effective ten days after this Information Statement is filed. Also ten days after this Information Statement is filed, Mr. Tomlinson will appoint Stuart Romenesko to fill one of the six vacancies on the Board. The Company expects that its Board of Directors will consist of seven members. The Company is currently seeking additional qualified members and plans to appoint the remaining five members as soon as reasonably practicable.

VOTING SECURITIES

As of January 12, 2006, the Company had 19,399,334 shares of Common Stock issued and outstanding. For matters requiring stockholder action, each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held.

Normally, the election of directors requires the vote of a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. You are not required to vote on this change of directors and your vote is not requested.

INFORMATION CONCERNING THE COMPANY

Business

uBid commenced operations in 1997 primarily selling computer and consumer electronics on our online auction style marketplace as a wholly-owned subsidiary of PC Mall. In December 1998, uBid completed an initial public offering.

In April 2000, CMGI, Inc. (“CMGI”) acquired ownership of uBid in a stock-for-stock merger transaction valued at approximately $407 million. Upon closing, uBid became a wholly-owned subsidiary of CMGI.

On April 2, 2003, CMGI sold substantially all of the assets and non-related party liabilities of uBid to Takumi Interactive, Inc., an investment vehicle of Petters Group, which changed its name to uBid, Inc. immediately after the acquisition. As a result of the transaction, uBid became a separate stand-alone business owned substantially by the Petters Group. In consideration of the asset sale, Takumi paid CMGI (1) $1,612,500 in cash at closing, (2) a promissory note in the aggregate principal amount of $2,000,000, bearing interest at the prime rate plus 1.5%, payable in two equal installments on the first and second anniversaries of the closing, and (3) a warrant to purchase non-voting common stock of uBid constituting 5% of the outstanding common stock of uBid on the consummation of the business sale.

Over the past eight years, uBid’s business strategy has evolved significantly. uBid began operations as an e-tailer directly procuring merchandise consisting primarily of refurbished and overstock computer and consumer electronics inventory for sale in our auction style format online marketplace. Initially, uBid operated as the sole seller in the marketplace and was solely responsible for all warehousing and order processing and, therefore, incurred all costs and risks associated with product procurement.

Today, uBid’s business model includes our direct product procurement business channel, uBid Direct, and our more recently implemented business channel, the uBid Certified Merchant, which provides merchants the ability to sell merchandise in the uBid online marketplace.

Information concerning the business of uBid and its results of operations and financial condition are incorporated by reference to our Form 8-K as filed with the Securities and Exchange Commission on January 5, 2006 and available electronically on EDGAR at www.sec.gov.

Legal Proceedings

The Company is not a party to any legal proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the security ownership of the equity securities of the Company as of January 12, 2006, by:

•

each person who, to our knowledge, owns more than 5% of the outstanding Common Stock;

•

each of the directors and executive officers of the Company;

•

all of our executive officers and directors as a group; and

The address of each executive officer and director is c/o uBid, 8550 W Bryn Mawr, Chicago, IL  60631.

Name	Number	Percent(1)

Thomas J. Petters(2)(8)	9,827,937	49.18%
Petters Group Worldwide, LLC(3)(8)	7,189,048	36.54%
Paul Tudor Jones, II(4)(9)	2,089,334	10.54%
Tudor Investment Corporation(5)(9)	1,944,125	9.82%
Witches Rock Portfolio Ltd.(6)(9)	1,668,452	8.46%
Smithfield Fiduciary LLC(10)	1,555,557	7.84%
Petters Company, Inc.(7)(8)	1,527,778	7.75%
Robert H. Tomlinson, Jr.	687,998	3.55%
Timothy E. Takesue	687,998	3.55%
Miguel Martinez, Jr.	44,081	0.23%
Anthony Priore	20,881	0.11%
Manoharan Sivashanmugam	11,600	0.06%
Stuart Romenesko(11)	28,125	0.14%
Geoffrey Alison	—	—
All directors and executive officers as a group (7 people)	1,480,683	7.63%

——————

Notes:

(1)

Based on a total of 19,399,334 shares outstanding as of January 12, 2006. Shares underlying warrants exercisable within 60 days of January 12, 2006 are considered for the purpose of determining the percent of the class held by the holder of such warrants, but not for the purpose of computing the percentages held by others.

(2)

Includes: 7,189,048 shares beneficially owned by Petters Group Worldwide, LLC, including 277,778 warrants exercisable within 60 days by Petters Group Worldwide, LLC; and 1,527,778 shares beneficially owned by Petters Company, Inc., including 305,556 warrants exercisable within 60 days by Petters Company, Inc. Mr. Petters has sole voting and investment power over all of the shares indicated in the table as being beneficially owned by Mr. Petters, Petters Group Worldwide, LLC and Petters Company, Inc.

(3)

Includes 277,778 warrants exercisable within 60 days.

(4)

Paul Tudor Jones, II is the controlling shareholder of Tudor Investment Corporation and is the indirect controlling equity holder of Tudor Proprietary Trading, L.L.C., and therefore may be deemed the beneficial owner of shares beneficially owned by Tudor Investment Corporation and Tudor Proprietary Trading. Mr. Jones expressly disclaims beneficial ownership of these shares. The shares beneficially owned by Tudor Proprietary Trading include 116,167 shares directly owned and 29,042 shares underlying warrants. The shares beneficially owned by Tudor Investment Corporation are more fully described in Footnote 5, below.

(5)

Tudor Investment Corporation provides investment advisory services to Witches Rock Portfolio Ltd. and The Tudor BVI Global Portfolio Ltd., and may therefore be deemed the beneficial owner of shares beneficially owned by Witches Rock and Tudor BVI Portfolio. Tudor Investment Corporation expressly disclaims beneficial ownership of these shares. The shares beneficially owned by Tudor BVI Portfolio include 215,738 shares directly owned and 59,935 shares underlying warrants. The shares beneficially owned by Witches Rock are more fully described in Footnote 6, below.

(6)

Includes 333,690 warrants exercisable within 60 days.

(7)

Includes 305,556 warrants exercisable within 60 days.

(8)

Information regarding the number of shares beneficially owned by Thomas J. Petters, Petters Group Worldwide, LLC and Petters Company, Inc. was provided in a report on Schedule 13D filed with the SEC on January 9, 2006. The address for each of Thomas J. Petters, Petters Group Worldwide, LLC and Petters Company, Inc. is: 4400 Baker Road, Minnetonka, Minnesota  55343.

(9)

Information regarding the number of shares beneficially owned by Paul Tudor Jones, II, Tudor Investment Corporation and Witches Rock Portfolio Ltd. was provided in a report on Schedule 13G filed with the SEC on January 3, 2006 by Paul Tudor Jones, II, The Tudor BVI Global Portfolio, Ltd., Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C and Witches Rock Portfolio Ltd. The business address for Paul Tudor Jones, II, Tudor Investment Corporation and Witches Rock Portfolio Ltd. is: c/o Tudor Investment Corporation, 1275 King Street, Greenwich, Connecticut  06831-2936.

(10)

Includes 444,445 warrants exercisable within 60 days. The shares beneficially owned by Smithfield Fiduciary LLC are beneficially owned by a group of 10 beneficial owners, including: Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge Master L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca. The address for Smithfield Fiduciary LLC, Highbridge International LLC, and Highbridge Capital Corporation is The Cayman Corporate Center, 4th Floor, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, BWI. The address for Highbridge Capital L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca is c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019. The address for Highbridge Master L.P., Highbridge GP, Ltd. and Highbridge GP, LLC is c/o Harmonic Fund Services, Cayman Financial Centre, Tower C, 36 Dr. Roy’s Drive, George Town, Grand Cayman, Cayman Islands, BWI. This information was provided in a report on Schedule 13G filed with the SEC on January 9, 2006.

(11)

Includes 5,625 warrants exercisable within 60 days. The shares beneficially owned by Mr. Romenesko are held by the Stuart R. Romenesko Revocable Trust dated October 7, 1999.

CHANGES TO THE BOARD OF DIRECTORS

On December 15, 2005, Robert Tomlinson, the President and Chief Executive Officer of uBid, was appointed as a director of the Company, to serve with Geoffrey Alison, who will continue as a director for ten days after this Information Statement is mailed to you. The Company expects that its Board of Directors will consist of seven members. Also ten days after this Information Statement is mailed to you, Mr. Tomlinson will appoint Stuart Romenesko to fill one of the six vacancies on the Board.

To the best of the Company’s knowledge, except as set forth below, neither Robert Tomlinson nor Stuart Romenesko is currently a director of, or holds a position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, neither Robert Tomlinson nor Stuart Romenesko has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

MANAGEMENT OF THE COMPANY

The following table sets forth the executive officers and directors, their ages and position(s) with the Company after the Merger.

Name	Age	Position

Robert H. Tomlinson, Jr.	49	President and Chief Executive Officer and Director
Timothy E. Takesue	37	Executive Vice President, Merchandising
Anthony Priore	48	Chief Marketing Officer
Miguel Martinez, Jr.	50	Vice President, Finance
Manoharan Sivashanmugam	35	Vice President, Technology
Stuart Romenesko	42	Director
Geoffrey Alison	33	Resigning Director

Robert H. Tomlinson, Jr.

Mr. Tomlinson has more than 25 years of finance, direct marketing and e-commerce experience. Mr. Tomlinson joined uBid in May 2002 after having served as chief financial officer at Forbes.com from April 2000. Prior to Forbes, Mr. Tomlinson served as chief financial officer for American List Counsel, Inc, an industry leading database marketing organization, a position he had held since 1983. Earlier career experience includes finance and merger and acquisition roles with Young & Rubicam, Inc. and Chase Manhattan Bank; N.A.; Mr. Tomlinson holds an MBA in International Finance from Fairleigh Dickinson University, a B.S. in Accounting from Seton Hall University and has a CPA certification in the State of New Jersey. Mr. Tomlinson was appointed a director of the Company on December 15, 2005.

Timothy E. Takesue

Mr. Takesue has over 21 years of merchandising, retail, mail order and e-commerce experience. In 1997, Mr. Takesue joined uBid as a member of the original management team of officers. During his tenure with uBid, he has served in various positions including vice president of merchandising, senior vice president of merchandising and sales, interim CEO and acting chief marketing officer. Mr. Takesue was an instrumental part of the officer team that led uBid in its 1998 IPO, 1999 secondary offering, subsequent sale in 2000 to CMGI and purchase from CMGI in 2003. Mr. Takesue sits on the advisory board of The Brave Wings Foundation a Northwestern Memorial Foundation charity and attended Wayne State University in Detroit, Michigan.

Anthony Priore

Mr. Priore has served as the chief marketing officer of uBid since April 2005. Mr. Priore has over 25 years of marketing experience. Prior to uBid, he served as chief marketing officer for Rewards Network (formerly iDine), a public loyalty marketing company. In 2003, Mr. Priore was at Experian Marketing Services, a division of Experian, Inc. as senior vice president of e-Marketing Services. Prior to his time at Experian, he held the position of president from January, 2001 through November, 2002 at MarketsOnDemand/JobsOnLine and from March, 1999 through December, 2000 he served as senior vice president of marketing at Yesmail (formerly a CMGI company and now part of InfoUSA). His career also includes executive marketing positions at Leo Burnett, Peapod, Citicorp Diners Club and DDB. He is the co-author of the book Email Marketing: Using Email to Reach Your Target Audience & Build Customer Relationships, published by John Wiley & Sons, Inc. He has served on the advisory board of The DMA’s Association of Interactive Media (AIM) and two terms on the board of the Chicago Association of Direct Marketing (CADM). Mr. Priore holds both his Bachelors and Masters degrees from Northwestern University in Evanston, Illinois.

Miguel Martinez, Jr.

Mr. Martinez joined uBid as vice president of finance in February 2005, bringing over 20 years of financial management experience to uBid. Prior to joining uBid, from March of 1999 to November 2004, Mr. Martinez was senior vice president and chief financial officer with Hartford Computer Group, a leading PC manufacturer, distributor and service company. Mr. Martinez is a certified public accountant and received a BBA degree from Loyola University in Chicago, Illinois and is actively involved in several professional organizations.

Manoharan Sivashanmugam

Mr. Sivashanmugam has served as vice president of technology for uBid since April 2003, prior to which he served as uBid’s chief architect beginning in January 2001 and was instrumental in migrating uBid’s website to an XML based service-oriented architecture. During 2000, Mr. Sivashanmugam was the co-founder and director of application development in the B2B division at Fansedge.com, an online retail store of team licensed products and sports memorabilia. From 1996 through 2000, Mr. Sivashanmugam was technical manager for Whittman-Hart, Inc., a software consulting company, where he was responsible for several key projects completed for various Fortune 500 companies including GE Capital Auto Financial Services and Boise Cascade. Prior to 1996, he worked with a strategic partner of System Software Associates creating value-added products for their ERP suite. Mr. Sivashanmugam has a M.S. in Computer Science and a B.S. in Physics from University of Madras, India.

Stuart R. Romenesko

Mr. Romenesko has served as a director of uBid since April 2003 and as its non-executive chairman of the board since August 2005. Mr. Romenesko is currently an executive vice president of Petters Group, a private company focused on creating, developing and investing in companies that manufacture, procure and market merchandising solutions for key growth markets. Mr. Romenesko joined Petters Group in October 2002 as its chief financial officer. From January 2000 to October 2002, Mr. Romenesko was executive vice president, chief financial officer, co-founder and director of Magnum Technologies, Inc., a private software and services company that quantifies the impact of information technology performance on a company’s line(s)-of-business. Prior to joining Magnum Technologies, Inc., Mr. Romenesko was senior vice president finance, chief financial officer, treasurer and assistant secretary for ValueVision International, Inc. (a/k/a ShopNBC), an integrated electronic and print media direct marketing company, from February 1994 to June 1999. Prior to ValueVision, Mr. Romenesko, a certified public accountant, also served in a variety of capacities at a regional and an international accounting firm. Mr. Romenesko currently serves on the Board of Directors of several Petters Group operating companies. Mr. Romenesko holds a B.S. in Accounting from Marquette University.

Geoffrey Alison

Geoffrey Alison has served as a director of the Company since January 2005. Mr. Alison has been registered with the National Association of Securities Dealers since 1999 and has worked as a General Securities Principal for various securities firms including Stock USA, Inc (January 1999 – October 2001) and Assent, LLC (November 2001 – August 2004). From September 2004 through the present date, Mr. Alison has been a registered General Securities Principal with ECHOtrade, a Philadelphia Exchange member firm, as a securities trader for his own capital and benefit. From July 2003 through January 2005, he served as Chief Financial Officer, Secretary and a director of Intrac, Inc. (OTCBB:ITRD). In October, 2002, Mr. Alison co-created Greenvest Industries, Inc. which manufactures pet products under the brand name Happy Tails Pet Beds. Mr. Alison is currently President and CEO of Greenvest Industries, Inc. Mr. Alison has tendered a resignation from the Board of Directors that will be effective ten days after this Information Statement is mailed to you.

Committees of the Board of Directors

Our business is managed under the direction of the board. The board meets on a regularly scheduled basis to act on matters requiring board approval. It also holds special meetings when an important matter requires action by the board between scheduled meetings.

The Company intends to list the Common Stock on a national securities exchange as soon as practicable. In anticipation of such listing, the Company intends to appoint such persons and committees as are required to meet the corporate governance requirements imposed by such national securities exchange. Therefore, the Company intends that a majority of its directors will be independent directors of which at least one director will qualify as an “audit committee financial expert.” Additionally, the Board of Directors is expected to appoint an audit committee, nominating committee and compensation committee, to adopt charters relative to each such committee and to formulate and adopt a code of ethics. Until further determination by the board, the full Board of Directors will undertake the duties of the Audit Committee, Compensation Committee and Nominating Committee of the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company

At December 31, 2004, the Company owed $7,156, $4,548, and $902 (or an aggregate of $12,606) to Kwajo M. Sarfoh, Trae O’Neil High, and David M. Loev, respectively, for purchases they made and expenses they paid on behalf of the Company. Mr. Sarfoh is a former director of the Company and the Company’s former President, Chief Executive Officer and Treasurer. Mr. High is a former director of the Company and the Company’s former Secretary and Vice President. Mr. Loev formerly owned more than 10% of the Company’s common stock. In January 2005, Mr. High and Mr. Loev released the Company with respect to all amounts owed to them. Subsequently,  Mr. Sarfoh released the Company with respect to all amounts owed to him.

On January 6, 2005, the Company entered into a stock purchase agreement with Kwajo Sarfoh, Trae O’Neil High and David Loev, as sellers and Gaha Ventures, LLC, Mary Jane Shapiro, Stephen Rosenblum, Altitude Group, LLC, Q Management, Inc., and Fountainhead Investments, Inc., as purchasers. Pursuant to their agreement, on January 13, 2005, the purchasers paid to the sellers, in the aggregate, $455,000 of which $10,000 was paid to a finder (or approximately $0.21 per share) and the sellers sold to the purchasers 2,100,000 shares of the Company’s common stock, which is approximately 91.3% of the outstanding capital stock of Company. In connection with their agreement, the purchasers transferred 5,000 of their shares of common stock to a finder and the sellers transferred 10,000 of their shares of common stock retained by them to a finder.

The Company and Kwajo Sarfoh, a former director of the Company and former President and Treasurer (and a controlling stockholder of the Company at the time) entered into an asset purchase agreement pursuant to which

Mr. Sarfoh acquired certain assets constituting the Company’s import business in exchange for the release of the Company’s obligation to repay the entire amount payable to stockholders, which was approximately $17,000. No fairness opinion was obtained in connection with the transaction.

uBid

On April 2, 2003, uBid and Petters Group, a holder of greater than 5% of our Common Stock, executed a Shared Resources Agreement with a term of one year and automatic renewals of one year until terminated by either party with 60 days’ prior notice. Pursuant to this agreement, Petters Group provides executive, facilities management, finance, general and administrative, legal, marketing, merchandising and operations services to uBid for which uBid was charged $360,000 in 2005, $264,000 for the year ended December 31, 2004 and $198,000 from April 2003 through December 2003.

uBid purchased, and the Company will purchase, products from Petters Group for direct purchase sales. Purchases from Petters Group were $1.5 million and $0.5 million for the periods ended December 31, 2004 and 2003, respectively and $0.5 million for the nine months ended September 30, 2005.

In 2003, uBid issued a convertible promissory note in the principal amount of $0.5 million for the benefit of Petters Group. The promissory note bore interest at an annual rate of 8%. This note plus accrued interest was paid in full on April 1, 2005.

On April 2, 2003, uBid entered into a secured revolving credit agreement with Petters Group for up to $5.0 million. On November 22, 2004, uBid entered into a second secured revolving credit agreement for up to $4.0 million. In March 2005, the second agreement was increased to $5.5 million. Both agreements are secured by a subordinated security interest in all of our assets. Both agreements were to expire March 31, 2006. Borrowings bear an annual interest rate of 14%. There are no financial covenants provided for in the agreements. In connection with the Offering, the Company accepted contributions of these notes as consideration for a portion of the Minimum. These notes, which were issued by uBid, were contributed to the Company in connection with the Offering in exchange for the issuance to Petters Company, Inc. of 1,222,222 shares of Common Stock and warrants to purchase 305,555 shares of Common Stock, and the issuance to the Petters Group of 1,111,111 shares of Common Stock and warrants to purchase 277,777 shares of Common Stock.

On July 21, 2004, Banco Popular issued an irrevocable letter of credit to uBid in the amount of $5.0 million which provides Sony the right on the letter of credit in the event that we are in default of payments related to inventory purchases of new and refurbished product made by uBid from Sony. The letter of credit is secured by all of our assets. Lancelot, an affiliate of Petters Group, and Petters Group guaranteed the letter of credit. Sony and Petters Group have agreed to buy back the Sony product from uBid in the event of a default. The letter of credit agreement contains certain restrictions on additional borrowings, guarantees, disposals of assets, transactions with affiliates and mergers and acquisitions. On December 30, 2005, we provided a $5.0 million deposit as a restricted cash security to Banco Popular to release Lancelot and Petters Group from their obligations under the letter of credit. The funds provided were a portion of the proceeds from the Offering. The letter of credit expires on July 21, 2006.

On April 27, 2005, uBid entered into a 90 day debt agreement with Lancelot Investors Fund, L.P., which was extended for one year on July 26, 2005. This agreement provided for borrowings of $5.0 million. The note had an annual interest rate of 14% due monthly. The note was guaranteed by Petters Company, Inc. and Thomas J. Petters, a stockholder. There were no financial covenants provided for in the agreements. The September 30, 2005 balance of $5.0 million was retired with a portion of the proceeds from the Offering.

In mid 2005, the Company entered into an agreement with Calico to serve as its financial advisor in connection with the Transactions. Thomas J. Petters owns 10% of the outstanding partnership interests in Calico. As consideration for its services, we paid Calico a $550,000 fee on the Closing Date. In addition, in the event that the Maximum number of Units is sold at the Second Closing, Calico will be issued 600,667 shares of Common Stock.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Mr. Sarfoh and Mr. Alison, who were the only officers and directors of the Company prior to the Closing Date, did not accrue and do not receive any compensation for their services. Directors were reimbursed for out-of-pocket expenses in connection with attendance at board of director’s and/or committee meetings, but are not otherwise compensated.

Summary Compensation Table

Name & Principal Position	Year	Compensation

Kwajo M. Sarfoh	2005	$0
President, Treasurer, and Director	2004	$0
	2003	$0

Geoffrey Alison	2005	$0
Secretary and Director

The table below sets forth, for the 2003, 2004 and 2005 calendar years, the compensation earned by uBid’s Chief Executive Officer and the four other most highly compensated executive officers who received annual compensation in excess of $100,000. Such officers are referred to herein as our “Named Executive Officers.”

Summary Compensation Table

				Long-Term Compensation
	Annual Compensation			Awards		Payouts
Name Executive Officer & Principal Position	Year (4)	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)(5)	All Other Compensation ($)

Robert H. Tomlinson, Jr.	2005	$250,000	—	$1,500	—	500,000	$31,500	(1)
President and Chief Executive Officer	2004	$250,000	$125,000	—	—	—	$25,410	(1)
	2003	$237,500	$175,000	—	—	—	—

Timothy E. Takesue	2005	$225,000	—	$1,500	—	500,000	—
Executive Vice President of Merchandising	2004	$225,000	$112,500	—	—	—	—
	2003	$213,750	$175,000	—	—	—	—

Manoharan Sivashanmugam	2005	$135,000	$10,000	$1,350	—	75,000	$131,711	(3)
Vice President of Technology	2004	$120,846	$2,500	—	—	—	—
	2003	$203,385	$1,000	—	—	—	—

Anthony Priore	2005	$135,192	$10,000	$329	—	150,000	—
Chief Marketing Officer	2004	—	—	—	—	—	—
	2003	—	—	—	—	—	—

Miguel Martinez, Jr.	2005	$129,808	$50,000	$1,500	—	75,000	—
Vice President, Finance	2004	—	—	—	—	—	—
	2003	—	—	—	—	—	—

——————

Notes:

(1)

Represents temporary housing and relocation expenses.

(2)

Represents employer contribution to 401(k) retirement plan.

(3)

Represents the value of payments received on termination of a Phantom Stock Option Plan, terminated in July, 2005.

(4)

Information included is for each respective calendar year. Information for the period from January 1, 2003 through March 31, 2003 represents compensation received from CMGI, uBid’s former parent company.

(5)

Represent options granted under the 2005 Equity Incentive Plan.

The following table shows the number of options to purchase Common Stock granted to each of the Named Executive Officers during 2005.

Option/SAR Grants in Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Option/SARs Granted (#)	Percent of Total Options/SARs Granted To Employees in 2005	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)

Robert Tomlinson(1)	500,000	29.04%	$4.50	December 29, 2015	$4.50
Timothy E. Takesue(1)	500,000	29.04%	$4.50	December 29, 2015	$4.50
Anthony Priore(2)	150,000	8.71%	$4.50	December 29, 2015	$4.50
Miguel Martinez(2)	75,000	4.36%	$4.50	December 29, 2015	$4.50
Manoharan Sivashanmugam(2)	75,000	4.36%	$4.50	December 29, 2015	$4.50

——————

(1)

This option grant was made on December 29, 2005 and has a four-year vesting schedule pursuant to which 1/3 of the total option becomes exercisable on the 24-month anniversary of the grant, 1/3 of the total option becomes exercisable on the 36-month anniversary of the grant, and the remaining portion becomes exercisable on the 48-month anniversary of the grant.

(2)

This option grant was made on December 29, 2005 and has a four-year vesting schedule pursuant to which 1/4 of the total option becomes exercisable on the 12-month anniversary of the grant, 1/4 of the total option becomes exercisable on the 24-month anniversary of the grant, 1/4 of the total option becomes exercisable on the 36-month anniversary of the grant, and the remaining portion becomes exercisable on the 48-month anniversary of the grant.

Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End (Exercisable/Unexercisable)	Value of Unexercised In-The-Money Options/SARs at Fiscal Year-End (Exercisable/Unexercisable)

Robert Tomlinson(1)	—	—	0 / 500,000	$0.00 / $0.00
Timothy E. Takesue(1)	—	—	0 / 500,000	$0.00 / $0.00
Anthony Priore(2)	—	—	0 / 150,000	$0.00 / $0.00
Miguel Martinez(2)	—	—	0 / 75,000	$0.00 / $0.00
Manoharan Sivashanmugam(2)	—	—	0 / 75,000	$0.00 / $0.00

——————

(1)

Was granted options on December 29, 2005 with a four-year vesting schedule pursuant to which 1/3 of the total options become exercisable on the 24-month anniversary of the grant, 1/3 of the total options become exercisable on the 36-month anniversary of the grant, and the remaining options become exercisable on the 48-month anniversary of the grant.

(2)

Was granted options on December 29, 2005 with a four-year vesting schedule pursuant to which 1/4 of the total options become exercisable on the 12-month anniversary of the grant, 1/4 of the total options become exercisable on the 24-month anniversary of the grant, 1/4 of the total options become exercisable on the 36-month anniversary of the grant, and the remaining options become exercisable on the 48-month anniversary of the grant.

Compensation of Directors

There are currently no compensation arrangements in place for the members of the Board. We expect to establish these arrangements as new members are appointed to the Board.

Employment Contracts and Termination of Employment and Change in Control

We have entered into executive employment agreements with our President and Chief Executive Officer, our Executive Vice President of Merchandising and our Chief Marketing Officer.

Robert H. Tomlinson, Jr. – President and Chief Executive Officer

On the Closing Date, uBid entered into an executive employment agreement with Mr. Tomlinson which provides for an initial annual base salary of $275,000 for the first 12 months of the agreement increasing to $300,000 during the second 12 months of the agreement.

Under the agreement, Mr. Tomlinson also received options to purchase up to 500,000 shares of Common Stock under the 2005 Equity Incentive Plan, which was approved before the Merger, and which vest as follows: 1/3 of the options will vest on the 24 month anniversary of the date of the grant, 1/3 of the options will vest on the 36 month anniversary of the date of grant and the remaining 1/3 on the 48 month anniversary of the date of grant. The exercise price of the options is $4.50 per share. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the 2005 Equity Incentive Plan.

Mr. Tomlinson’s employment agreement has a term commencing on the execution of the agreement and continuing for a period of 24 months. The agreement provides that if Mr. Tomlinson is terminated by us without cause or if Mr. Tomlinson terminates the agreement for good reason, including a change of control that results in the termination of Mr. Tomlinson’s employment with uBid or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of Mr. Tomlinson’s annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination. A change of control includes an acquisition of 51% or more of our outstanding voting securities or consummation of a tender offer or exchange offer where the offeree acquires more than 51% of our then-outstanding voting securities.

Timothy E. Takesue – Executive Vice President of Merchandising

On the Closing Date, uBid also entered into an executive employment agreement with Mr. Takesue which provides for an initial annual base salary of $250,000 for the first 12 months of the agreement increasing to $275,000 during the second 12 months of the agreement.

Under the agreement, Mr. Takesue received options to purchase up to 500,000 shares of Common Stock under the 2005 Equity Incentive Plan, which vest as follows: 1/3 of the options will vest on the 24 month anniversary of the date of the grant, 1/3 of the options will vest on the 36 month anniversary of the date of grant and the remaining 1/3 on the 48 month anniversary of the date of grant. The exercise price of the options is $4.50 per share. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the 2005 Equity Incentive Plan.

Mr. Takesue’s employment agreement has a term commencing on the execution of the agreement and continuing for a period of 24 months. The agreement provides that if Mr. Takesue is terminated by us without cause, or if Mr. Takesue terminates the agreement for good reason, including a change of control that results in the termination of Mr. Takesue’s employment with uBid or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of Mr. Takesue’s annual base salary at the time of such termination and all health insurance coverage for a period of 12 months following termination. A change of control includes an acquisition of 51% or more of our outstanding voting securities or consummation of a tender offer or exchange offer where the offeree acquires more than 51% of our then-outstanding voting securities.

Anthony Priore – Chief Marketing Officer

On the Closing Date, uBid entered into an executive employment agreement with Mr. Priore which provides for an initial annual base salary of $190,000 for the first 12 months of the agreement increasing to $210,000 during the second 12 months of the agreement.

Under the agreement, Mr. Priore received options to purchase up to 150,000 shares of Common Stock under the 2005 Equity Incentive Plan, and vest as to one-quarter of these options on each of the next four anniversaries of the date of grant. The exercise price of the options is $4.50 per share. Subsequent grants of stock options shall vest and be exercisable pursuant to the terms and conditions of the 2005 Equity Incentive Plan.

Mr. Priore’s employment agreement has a term commencing on the execution of the agreement and continuing for a period of 24 months. The agreement provides that if Mr. Priore is terminated by us without cause, or if Mr. Priore terminates the agreement for good reason, including a change of control that results in the termination of Mr. Priore’s employment with uBid or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of 50% of Mr. Priore’s annual base salary at the time of such termination and all health insurance coverage for a period of 6 months following termination.

2005 Equity Incentive Plan

In connection with the Merger, the Board adopted the 2005 Equity Incentive Plan as an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the Board to provide equity-based incentives through grants or awards of stock options and restricted stock awards (collectively, “Incentive Awards”) to our present and future employees, consultants, directors, and other third party service providers.

The Board has reserved a total of 2,500,000 shares of Common Stock for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for further awards under the 2005 Equity Incentive Plan. We granted options under the 2005 Equity Incentive Plan to purchase 1,721,700 shares of Common Stock to Named Executive Officers and other employees immediately after the Closing Date.

The number of shares subject to the 2005 Equity Incentive Plan, any number of shares subject to any numerical limit in the 2005 Equity Incentive Plan, and the number of shares and terms of any Incentive Award may be adjusted in the event of any change in the Company’s  outstanding common stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and person who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by us, we believe that during the year ended December 31, 2004, all such filing requirements applicable to its officers and directors were complied with.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

The Board of Directors

January 20, 2006